Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-234401) on Form S-8 of The Provident Bank 401(k) Plan (Formerly the SBERA 401(k) Plan as adopted by The Provident Bank) of our report dated June 27, 2022 relating to the statements of net assets available for benefits of The Provident Bank 401(k) Plan as of December 31, 2021 and 2020 and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related supplemental schedule as of December 31, 2021, which report appears in the December 31, 2021 annual report on Form 11-K of The Provident Bank 401(k) Plan.

/s/ Caron & Bletzer, PLLC

Kingston, NH

June 27, 2022